

July 23, 2014

Via E-mail
Bryan H. Hall
Executive Vice President
Liberty Global plc
38 Hans Crescent
London SW1X 0LZ
United Kingdom

> **Re: Liberty Global plc**
> **Registration Statement on Form S-4**
> **Filed June 27, 2014**
> **Response dated July 17, 2014**
> **File No. 333-197059**

Dear Mr. Hall:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Omitted Financial Statements

1.   We note your response to comment 13, however, pursuant to Rule 3-05(b)(3) of S-X, pro forma financial information may only be used if a significant business acquisition was made subsequent to the latest fiscal year-end. Because the Virgin Media acquisition was completed on June 7, 2013, it does not appear appropriate to substitute pro forma financial statements giving effect to this acquisition for the most recent annual financial statements of Liberty Global in performing the significance tests. As such, please provide us with your consideration of significance based on Liberty Global's most recent annual financial statements.

2.   Please tell us why you adjusted the denominator of your income test for noncontrolling interests' share of pre-tax results.

3.   We note from disclosures in your 10-K that you acquired your initial 28.5 % interest in Ziggo between March and June of 2013, and reached an agreement on January 27, 2014 to acquire all of the shares of Ziggo that you did not already own. Please clarify for us whether the acquisitions were a part of a single plan.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Robert Littlepage, Accountant Branch Chief at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208, or Christina Chalk, Senior Special Counsel at 202-551-3263 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        John Winter
        Leo Stegman
        Robert Murray, Esq.
        Brittany Uthoff, Esq.